Tyco Electronics Ltd.
Second Floor
96 Pitts Bay Road
Pembroke  HM  08
Bermuda

March 12, 2008

BY EDGAR CORRESPONDENCE

Ms. Cecilia Blye

Chief
Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail-Stop 5546

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Tyco Electronics Ltd.
Response to Staff Comments on:
Form 10-K for the Fiscal Year ended September 28, 2007
File No. 1-33260

Dear Ms. Blye:

On behalf of Tyco Electronics Ltd., a Bermuda company (“Tyco Electronics” or the “Company”), this letter responds to your letter dated February 28, 2008, relating to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced filing of Tyco Electronics. The responses to the Staff’s comments are numbered to correspond to the comments in your letter.

General

Tyco Electronics is a leading global provider of engineered electronic components, network solutions, wireless systems, and undersea telecommunication systems.  We design, manufacture, and market products for customers in industries ranging from automotive, appliance, and aerospace and defense to telecommunications, computers, and consumer electronics.  Our products are produced in approximately 120 manufacturing sites in more than 25 countries.

The Company, through its non-U.S. subsidiaries, currently sells a very limited amount of products to customers based in Iran, Syria and Sudan (collectively, the “Sanctioned Countries”) in transactions that are in compliance with U.S. export laws and regulations.  Such products have either been manufactured in facilities outside the United States or supplied from inventory held in our facilities outside the United States.  Such products are supplied to customers in the

Sanctioned Countries through the Tyco Electronics subsidiaries listed below, none of which have offices, employees or any other physical presence in the Sanctioned Countries.

As described in more detail below, we do not believe that our business activities and interests in and dealings with the Sanctioned Countries, either individually or in the aggregate, are material to our overall business, nor do we believe they constitute a material investment risk for our security holders. The Company has considered both quantitative and qualitative factors in reaching this conclusion.  With respect to the former, as discussed in more detail below, we note that sales to the Sanctioned Countries represented approximately 0.15% of the Company’s total net sales in fiscal 2007 and 0.13% in fiscal 2006.

The Company maintains strict policies, which it refers to in its Guide to Ethical Conduct which can be found on the Company’s website at www.tycoelectronics.com/aboutus, to ensure continued compliance with the U.S. Foreign Corrupt Practices Act as well as U.S. and foreign import and export controls laws and regulations.  In addition, the Company utilizes trade transaction software to gather information relating to any proposed transaction involving proposed business in a Sanctioned Country.  This information is reviewed internally and by outside legal counsel in the United States to determine whether there are any concerns about the proposed transaction under U.S. export laws and regulations.  The information that is gathered for such reviews includes, among other things, (i) the parties involved; (ii) descriptions of the products to be sold by our subsidiaries including their end use; (iii) the country to which such products will be shipped and the end use country, if different; (iv) information about the customers and the end users, (v) export classifications for each product; (vi) any connection with the United States or involvement by any U.S. persons known to the parties involved; (vii) whether the order was placed from within the United States; (viii) any after-sales support that would be required; (ix) any known issues under local law; and (x) any previous transactions known to the parties involved between Tyco Electronics or any of its subsidiaries and the other parties to the transaction in question.

1.                       We note that publicly available information pertaining to the 4th International Exhibition of Energy, held in the Kish Free Trade Zone in Iran between November 13 and November 16, 2007, include Tyco Electronics (Turkey) in a listing of exhibitors at ENEX 2006.  We also note the disclosure in your Form 10-K for the fiscal year ended September 28, 2007, regarding your sales into the geographical region “Europe/Middle East/Africa.”  Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria and Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls.  Please describe for us any past, current, and anticipated operations in, or other contacts with, Iran, Syria and Sudan.  Your response should include descriptions of contacts through subsidiaries or distributors, or other indirect arrangements.  Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

Response:

Past, Current, and Anticipated Operations in, or Other Contacts with, Iran, Syria and Sudan

Iran

Various non-U.S. personnel from the Energy Division of the Company’s Network Solutions business segment participated in the 4th International Energy Exhibition, held in Tehran, Iran between November 13 and November 16, 2007, including employees of Tyco Electronik AMP Ticaret Ltd. Sti, a Turkish subsidiary of Tyco Electronics, and non-U.S. managers for various products as well as representatives from Pars Djulfa Company (“Pars Djulfa”), a company with which Tyco Electronics Raychem GmbH, a German subsidiary of Tyco Electronics, has a distribution agreement, as discussed below.  Employees in attendance at the exhibition met with a number of actual and potential customers.  However, no commitments for new business arose in the course of these meetings or as a result thereof.

Four of the Company’s non-U.S. subsidiaries supply products for automotive, energy distribution and telecommunications networks industries in Iran.  Sales of such products represent 0.144% of total net sales of the Company in fiscal 2007.  The non-U.S. subsidiaries and the subsidiaries’ countries of incorporation are:

•                  Tyco Electronics Logistics AG (Switzerland);

•                  Tyco Electronics Raychem NV (Belgium);

•                  Tyco Electronics Raychem GmbH (Germany); and

•                  Tyco Electronics UK Ltd. (United Kingdom).

The above non-U.S. subsidiaries of Tyco Electronics do not have any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government of Iran, except for our understanding that sales to (i) a manufacturer of harnesses for commercial passenger vehicles and a state-owned harness distributor and retailer, either of which may be fully or partially state-owned, accounted for approximately 0.06% of Tyco Electronics’ net sales in fiscal 2007 (compared with 0.07% in fiscal 2006); (ii) a refinery company in the energy market, which may be state-owned, accounted for approximately 0.0002% of Tyco Electronics’ net sales in fiscal 2007 (compared with zero in 2006); and (iii) sales to a telecommunications company, which may be state-owned, accounted for approximately 0.001% of Tyco Electronics’ net sales in fiscal 2007 (compared with zero in 2006).

Automotive Market.   Tyco Electronics Logistics AG supplies connector systems and related assemblies, heat shrink tubing, circuit protection devices, application tooling and other products for use by third parties to manufacture harnesses.  A harness is a system of bundled wires that connects various electrical components within an automobile.  The components supplied by the Company’s non-U.S. subsidiaries in Iran are used in commercial passenger vehicles manufactured by PSA (Peugeot), Kia and Samand.  Each harness is unique to the vehicle platform that is being manufactured.

Energy and Telecommunications Markets.  Tyco Electronics Raychem GmbH and Tyco Electronics UK Ltd. supply a range of electrical and electronic interconnection products, including surge arresters, switches and related equipment to utilities and refineries in Iran, which may be state-owned.  These products are used for electricity transmission, utilities, maintenance, substations and switchgear panels.

Tyco Electronics Raychem GmbH is a party to a kitting and distributorship agreement with Pars Djulfa pursuant to which Pars Djulfa distributes power cable joints and terminations on a non-exclusive basis, under its own name and for its own account within Iran.  The Distributorship Agreement also requires Pars Djulfa to take part in trade fairs and conferences in co-ordination with Tyco Electronics Raychem GmbH, and for both parties to comply with applicable laws and regulations, including U.S. export controls and trade sanction laws and regulations.

In addition to direct sales, Tyco Electronics Raychem GmbH supplies products through a distributor, Technochem S.A., a Luxembourg company (“Technochem”).  Prior to May 2007, products were supplied to Technochem by Tyco Electronics Raychem NV.  The products consist primarily of heat shrinkable sleeves for pressurized and non-pressurized copper cable telecom outside plant networks.  The General Manager of Technochem, Mr. Eternad, partially owns Pars Djulfa.  Pursuant to the terms of an agency agreement between Tyco Electronics Raychem GmbH and Technochem, Technochem acts as a commercial agent in Iran on an exclusive basis and for commission in relation to certain of our cable accessories under the brands Raychem, SIMEL, Dulmison and Crompton.  To facilitate Technochem’s sales efforts, Tyco Electronics Raychem GmbH provides Technochem with sales support such as samples, price lists, advertising matter and general sales conditions in appropriate quantities at no cost.

Sudan

Tyco Electronics Raychem GmbH (Germany) and Tyco Electronics Raychem NV (Belgium) supply products for the energy distribution and telecommunications networks in Sudan, representing 0.002% of Tyco Electronics’ net sales in fiscal 2007.

Energy and Telecommunications Markets.  The above two entities supply connector systems and components and heat shrink tubing to a local distributor of electrical products and a telecommunications operator in Sudan.  These products are used for electricity distribution and provide accessories for telecommunications infrastructure.

The non-U.S. subsidiaries do not have any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government of Sudan,  except for our understanding that sales to a state-owned telecommunications operator accounted for 0.002% in fiscal 2006 of Tyco Electronics’ net sales (there were no such sales in 2007) and sales to two major end users of power cable accessories, which may be state-owned, accounted for approximately 0.002% of Tyco Electronics’ net sales in fiscal 2007 (compared with 0.002% in 2006).

Syria

Tyco Electronics Raychem GmbH (Germany), Tyco Electronics Raychem NV (Belgium) and Dorman Smith Switchgear LLC (United Arab Emirates) supply products for the power utility and telecommunications infrastructure in Syria, representing 0.0009% of Tyco Electronics’ net sales in fiscal 2007.

These entities supply connector systems and components, heat shrink tubing and application tooling to a public electrical generation company, a textile industry company, a cable manufacturer, a steel manufacturer and a telecommunications operator in Syria for electricity distribution, accessories for telecommunications infrastructure and factory maintenance/replacement.  Our sales for telecommunications infrastructure are made through an agent or distributor.

The non-U.S. subsidiaries do not have any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government of Syria, except with respect to sales credits owed to a public electrical generation company, which may be state-owned, relating to sales in 2005.

2.                      Please discuss the materiality of any contacts described in response to the foregoing comment, with respect to contacts in each country, and aggregate contacts with the three countries.  Discuss whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amount of any associated revenues, assets and liabilities.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to certain terrorist-sponsoring countries.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  A number of other U.S. states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran.  Several states and universities have adopted or are considering restrictive policies regarding investment in companies that do business with Sudan.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

Response:

Tyco Electronics believes that its contacts, as described above, with respect to the Sanctioned Countries, individually and in the aggregate, are not material to Tyco Electronics as a consolidated entity as well as to each of its business segments.  Moreover, we believe that the contacts do not constitute a material investment risk for our security holders.  The contacts are immaterial both in quantitative terms and qualitative terms, as described below.

Quantitative Considerations

Tyco Electronics estimates the value of its net sales into each of the Sanctioned Countries is as follows:

	Fiscal Year Ending
	September 29, 2006		September 28, 2007
	Net Sales	Percentage of Total Net Sales	Net Sales	Percentage of Total Net Sales
	(in millions)		(in millions)
Iran	$16.1	0.1308%	$19.4	0.1443%
Sudan	0.2	0.0020%	0.3	0.0020%
Syria	0.1	0.0006%	0.1	0.0009%
Total	$16.4	0.1334%	$19.8	0.1472%

Further, as discussed above, neither Tyco Electronics nor any of its subsidiaries maintains an office or any employees in any Sanctioned Country.

Based on the percentage of total net sales, as disclosed above, and the limited contacts within each of the Sanctioned Countries, Tyco Electronics believes that its business in the Sanctioned Countries is immaterial.

Qualitative Considerations

We do not expect our sales in the Sanctioned Countries to have any material adverse impact on our reputation and share value, and we do not expect that sales will become material.  Nor do we believe that our operations in these countries constitute a material investment risk to our security holders.  In this regard, we have taken the following information into consideration:

•                  our business activity does not represent a significant source of revenue for the governments of the Sanctioned Countries; rather, our sales into the Sanctioned Countries result in an outflow of funds;

•                  we sell only automotive, energy and telecommunications products, not weapons or weapons technology; and

•                  our products are only for civilians and, to our knowledge, do not relate in any manner to military use.

As discussed previously, we also maintain our Guide to Ethical Conduct to ensure continued compliance with the U.S. Foreign Corrupt Practices Act as well as U.S. and foreign import and export controls.  As a result of all of the foregoing, we do not believe that our limited sales in the Sanctioned Countries will have a material affect on the Company’s reputation and share value or that, given the immaterial amount of revenues derived from those sales, such operations constitute a material investment risk for our security holders.

We are aware that certain U.S. investors are subject to investment limitations with regard to companies that do business with the Sanctioned Countries.  We note that, based on information available from a third party information provider, Thomson Financial Services, public pension funds hold, in the aggregate, a total of approximately 3.3% of our common shares and no single public pension fund holds more than approximately 0.6% of our common shares as of December 31, 2007.  To date, we are not aware of any investor being required to divest its interest in Tyco Electronics nor have we received any comment from an investor regarding the Company’s business in the Sanctioned Countries.

Even if public pension funds held a more significant number of our common shares, and even if the legislation referenced above became more prevalent, we do not believe that divestment of our common shares by such funds would be required or warranted under a prudent-investor analysis of global security risk based on the nature of our sales and limited business contacts in the Sanctioned Countries. Further, divestment by individual state public pension funds over time would be unlikely to have a significant and sustained negative affect on our share price, and a coordinated, simultaneous “sell off” by the fiduciaries of such funds is unlikely since we do not believe it would be in the best interests of the participants in their respective plans.

Based on the foregoing, considering both quantitative and qualitative factors, we believe that our business activities in and dealings with the Sanctioned Countries, either individually or in the aggregate, are immaterial to our overall business and do not constitute a material investment risk for our security holders.

Tyco Electronics hereby acknowledges that:

•                  Tyco Electronics is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Tyco Electronics may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact the undersigned at 610-893-9600.

Very truly yours,

TYCO ELECTRONICS LTD.

By:	/s/ Robert A. Scott
Robert A. Scott
Executive Vice President and
General Counsel
Tyco Electronics Ltd.